                                                                    EXHIBIT 99.1


                                                     [HANARO TELECOM, INC. LOGO]

FOR IMMEDIATE RELEASE


                               Contacts:      Hanaro Telecom, Inc.
                                              Kyu June Hwang, Investor Relations
                                              822-6266-2380
                                              kyujune@hanaro.com
                                              - or -
                                              Taylor Rafferty, New York
                                              Brian Rafferty
                                              1-212-889-4350
                                              Taylor Rafferty, London
                                              Alex Jones
                                              44-20-7936-0400
                                              hanaro@taylor-rafferty.com


HANARO TELECOM ACHIEVES OPERATING PROFIT IN 2002 THIRD QUARTER


   SEOUL, SOUTH KOREA - November 14, 2002 - Hanaro Telecom, Inc. (KOSDAQ:
   33630) (NASDAQ: HANA) ("Hanaro" or "the Company"), one of Korea's largest broadband Internet access and local call service providers, today announced the results of its operations for the third quarter ended September 30, 2002. The results are unaudited, unconsolidated, and prepared in accordance with generally accepted accounting principles in Korea.

--------------------------------------------------------------------------------

   3Q02 HIGHLIGHTS

- Operating profit turned positive, amounting to KRW 13.6 billion (US$ 11.2 million*) from a loss of KRW 8.4 billion in 2Q02.

-  EBITDA rose 28.2% in 3Q02 to KRW 111.1 billion (US$ 91.2 million) from KRW
   86.7 billion last quarter.

- Revenues improved 5.8% to KRW 326.0 billion (US$ 267.7 million) in 2Q02 from KRW 308.0 billion in 2Q02.

- Operating costs decreased slightly by 1.3% to KRW 312.3 billion (US$ 256.4 million) in 3Q02 from KRW 316.4 billion in 2Q02.

--------------------------------------------------------------------------------

* Income Statement figures have been converted for reader convenience at the exchange rate of US$1 = KRW1,217.8, which is the "Korea Exchange Bank closing standard rate" on September 30, 2002.

Hanaro's Vice President, Mr. Matt Lee, commented, "We are pleased to announce the achievement of operating profit. The past 18 months have demonstrated Hanaro's ability to improve the company's financial and operational performance, and focus on providing shareholder value. Hanaro's resolution on the foreign capital investment announced earlier this month has been the result of careful analysis of the potentials of strengthening Hanaro's balance sheet and positive synergies derived from acquiring 30% of Powercomm. Furthermore, MIC's recent adoption of number portability considerably assists in promoting South Korea's competitive telecommunications industry, for the benefit of Hanaro's subscribers and shareholders alike."


                      EBITDA
                (Unit: KRW billion)
2Q01                     24
3Q01                     42
4Q01                     55
1Q02                     74
2Q02                     87
3Q02                    111

                OPERATING LOSS/PROFIT TO REVENUE
2Q01                        (27.1)%
3Q01                        (18.4)%
4Q01                        (14.0)%
1Q02                         (7.1)%
2Q02                         (2.7)%
3Q02                          4.2%


OPERATIONAL HIGHLIGHTS AND REVIEW

CONTINUED SUBSCRIBER GROWTH (SEE TABLE 1)

The total broadband subscriber base at the end of 3Q02 was 2,852,976, an increase of 4.6% from 2,727,197 at the end of 2Q02.

At 3Q02, the proportion of subscribers for products such as Pro (+ 8 Mbps), Mid (up to 3 Mbps) and Lite (up to 1 Mbps) was 20.6%, 3.0% and 76.4%, respectively.

The subscriber growth slowed slightly in 3Q02 recording a net addition of 125,779. This is mainly attributable to the change from July 31 2002 in the Ministry of Information and Communication ("MIC") subscriber number counting method, from IP-based to subscriber-based which standardizes the industry. The net effect of the change is a reduction of approximately 75,000 subscribers. Moreover, aggressive marketing undertaken by our competitors in this quarter had a negative impact on the Company's net addition. Of the net addition, the broadband access service category, ADSL, cable modem, and LMDS each recorded 63,667, 59,588, and 1,166 subscribers respectively. The Company also had 1,358 new wireless LAN subscribers.


TABLE 1: NUMBER OF SUBSCRIBERS

1.   BROADBAND

-----------------------------------------------------------------------------------
PRODUCTS                   OCT. '02           3Q02             2Q02            1Q02
-----------------------------------------------------------------------------------
ADSL                      1,313,124      1,310,144        1,246,477       1,146,465
-----------------------------------------------------------------------------------
CATV                      1,524,760      1,501,519        1,441,931       1,243,769
-----------------------------------------------------------------------------------
LMDS                         39,409         39,531           38,365          35,102
-----------------------------------------------------------------------------------
Wireless LAN                  2,910          1,782              424              27
-----------------------------------------------------------------------------------
    TOTAL                 2,880,203      2,852,976        2,727,197       2,425,363
-----------------------------------------------------------------------------------

Note) Upon the MIC's change in the subscriber number counting method (IP-based -> subscriber-based) from July 2002, the figures represent the number of subscribers, not of subscriber lines.


2.   VOICE

----------------------------------------------------------------------------------
PRODUCTS                 OCT. '02            3Q02            2Q02             1Q02
----------------------------------------------------------------------------------
Residential               654,976         643,139         589,081          531,548
----------------------------------------------------------------------------------
Corporate                 346,145         336,942         304,696          276,788
----------------------------------------------------------------------------------
VoIP                        1,543             937             454              158
----------------------------------------------------------------------------------
    TOTAL               1,002,664         981,018         894,231          808,494
----------------------------------------------------------------------------------


3.   LEASED LINES

--------------------------------------------------------------------------------------
PRODUCTS                     OCT. '02            3Q02             2Q02            1Q02
--------------------------------------------------------------------------------------
Leased line                     2,162           2,085            2,149           2,070
--------------------------------------------------------------------------------------
Internet dedicated              4,064           4,004            3,986           2,961
--------------------------------------------------------------------------------------
    TOTAL                       6,226           6,089            6,135           5,031
--------------------------------------------------------------------------------------


FOREIGN INVESTMENT INTO HANARO

On November 1, 2002, Hanaro's Board of Directors passed a resolution regarding the approval of foreign investment in the Company. Hanaro aims to raise US$ 1.4 billion, consisting of a US$ 700 million rights issue (at the issue price of KRW 4,000) in the form of a private placement to a foreign investor group led by AIG, Newbridge and others, and a US$ 700 million syndicated loan led by JP Morgan and/or UBS Warburg. The specific terms and conditions are currently under negotiation.

Conditions precedent for such foreign investment include the Company's successful acquisition of a major stake in Powercomm. The foreign investors are expected to participate in the Company's management through nomination of six directors, one non-representative director, CFO and Co-CEO.


NUMBER PORTABILITY PROVIDES BENEFITS THROUGH FAIR COMPETITION

The MIC has finally adopted number portability for fixed-line local call services. This enables local telephony subscribers to switch service providers from one to another without changing telephone numbers, and is expected to promote fair competition in the industry, thereby significantly improving Hanaro's profitability.

Beginning in 2003, the service will be available in four cities, gradually expanding the coverage to Seoul by 2004. Of the two types, Remote Call Forwarding ("RCF") and Query on Release ("QoR"), RCF will be employed for the service in lieu of QoR which requires fully digitalized switches and consequently a large sum of CAPEX borne to KT.


CAPITAL EXPENDITURE

TABLE 2: CAPITAL EXPENDITURES

                                                                 (Unit: KRW billion)
-----------------------------------------------------------------------------------
                            2000          2001        1Q02         2Q02        3Q02
-----------------------------------------------------------------------------------
Backbone                   551.8         200.2        36.0         13.6        43.0
-----------------------------------------------------------------------------------
Last-mile                1,029.3         348.9        64.2         58.9        36.1
-----------------------------------------------------------------------------------
Internet Related           138.4          12.8         0.9          0.2         0.4
-----------------------------------------------------------------------------------
Others                      55.4          40.9         5.2          5.2        10.4
-----------------------------------------------------------------------------------
   TOTAL                 1,774.9         602.8       106.3         77.9        89.9
-----------------------------------------------------------------------------------


CAPEX for the third quarter increased by 15.4% to KRW 89.9 billion from KRW 77.9 in 2Q02. In particular, CAPEX for Backbone increased by KRW 29.4 billion in 3Q02 to KRW 43 billion from KRW 13.6 billion 2Q02. Also increased was Others, due to our investment in such corporate businesses as PABX (private automatic branch exchange) and leased line.


FUNDING ACTIVITIES

Details of funding activities to 3Q02 are as follows:

    - Local Corporate Bonds                  : KRW 300.0 billion (2/18, 3/25, 5/2)

    - Euro Bonds with Warrants               : KRW 132.5 billion (US$100 mn, 2/26)

    - Asset Backed Loans                     : KRW 200.0 billion (4/25)

    - Local Bank Borrowings               : KRW 25.0 billion (5/23)
    - Information Promotion Fund          : KRW 37.2 billion (6/11)
    - Exercise of Warrants                : KRW 76.6 billion (1H02)
    - Other Vendor Financings             : KRW 14.4 billion

Details of planned funding activities in 4Q02 are as follows:

    - Local Corporate Bonds               : KRW 170.0 billion (11/15)
    - Local Bank Borrowings               : KRW 30.0 billion (November)


2002 THIRD QUARTER VS. 2002 SECOND QUARTER FINANCIAL RESULTS

REVENUES (SEE TABLE 3: REVENUE BREAKDOWN)

Revenues in 3Q02 totaled KRW 326.0 billion, up 5.8% from KRW 308.0 billion in 2Q02. During the third quarter, the Company earned 76% of its total revenue from broadband access service.

The following represents the breakdown of revenues by service category.


TABLE 3: REVENUES BREAKDOWN

                                                                             (Unit: KRW billion)
------------------------------------------------------------------------------------------------
MAJOR                                            (% OF                (% OF               (% OF
SERVICE               PRODUCT            3Q02     REVS)       2Q02     REVS)       YTD     REVS)
------------------------------------------------------------------------------------------------
Broadband          ADSL, cable
 Access Service    modem & LMDS        247.2     75.8%      227.6     74.0%     674.4      74.5%
------------------------------------------------------------------------------------------------
Telephony          Local call and
 Service (Note 1)  Interconnection      48.8     15.0%       49.2     16.0%     143.4      15.8%
------------------------------------------------------------------------------------------------
                   Leased line
Leased Line        service and
 Service           Internet Direct      11.7      3.6%       13.5      4.3%      38.3       4.2%
------------------------------------------------------------------------------------------------
Internet
related            IDC and contents     12.3      3.8%       11.8      3.8%      31.9       3.5%
------------------------------------------------------------------------------------------------
                   Bundled products
                   such as PC &
Others             others                6.0      1.8%        5.9      1.9%      17.1       2.0%
------------------------------------------------------------------------------------------------
              Total                    326.0    100.0%      308.0    100.0%     905.1     100.0
------------------------------------------------------------------------------------------------

----------

(Note 1): Telephony service = Telephony revenue + International Telephony + PABX
                              + ISDN + Interconnection & others

In 3Q02, revenues from BROADBAND ACCESS SERVICE increased 8.6% to KRW 247.2 billion, from KRW 227.6 billion in 2Q02. This was mainly attributable to the continuous increase in broadband subscribers in general.

Revenues from TELEPHONY SERVICES, accounting for 15.0% of the total revenues, decreased slightly by 0.8% to KRW 48.8 billion in 3Q02, from KRW 49.2 billion in 2Q02. The decrease was primarily associated with the decrease in corporate voice traffic due to seasonal effects of summer holidays.

Revenues from LEASED LINE SERVICES (including Internet dedicated lines), which comprised 3.6% of the total revenues, decreased 13.4% to KRW 11.7 billion.

Revenues from INTERNET RELATED BUSINESSES, accounting for 3.8% of the total revenues, rose significantly by 4.0% to KRW 12.3 billion from KRW 11.8 billion from 2Q02. Of the KRW 12.3 billion, KRW 8.2 billion was generated from the Internet Data Center.

Revenues from OTHERS, accounting for 1.8% of the total revenues, increased by 3.3% to KRW 6.0 billion from KRW 5.9 billion in 2Q02.


OPERATING COSTS

Due to reclassification of accounts, Telecommunications Equipment Lease Expenses of 1Q02 and 2Q02, KRW 1.1 billion and KRW 0.6 billion respectively, were reclassified as commissions.

Total operating costs in 3Q02 were KRW 312.4 billion, including depreciation and amortization, commissions to Customer Care Centers and sales agents, telecommunication equipment lease expenses and interconnection fees, wages and salaries, and advertising.

DEPRECIATION AND AMORTIZATION in 3Q02 increased to KRW 97.4 billion, up 2.5%, compared to KRW 95.0 billion in 2Q02.

COMMISSIONS in 3Q02 totaled KRW 79.6 billion, down 12.0% from KRW 90.5 billion in 2Q02. The main reason for this increase in commissions was due to a slow growth of net addition of subscribers. Commissions include commissions for sales, installation, customer care such as troubleshooting, as well as commissions associated with subscriber retention.

WAGES AND SALARIES amounted to KRW 15.6 billion in 3Q02, down 7.0% from KRW 16.8 billion in 2Q02.

TELECOMMUNICATIONS EQUIPMENT LEASE EXPENSE AND INTERCONNECTION FEES consist of KRW 39.6 billion of telecommunications equipment expenses and KRW 24.5 billion of interconnection fees in 3Q02. Telecommunications equipment lease expenses amounted to KRW 39.6 billion, up 0.6% from KRW 39.4 billion in 2Q02.

ADVERTISING expenses totaled KRW 7.5 billion, down 26.7% from KRW 10.2 billion in 2Q02.

INVENTORIES SALES COST, which occurs mostly from sales of PCs and LAN Cards, amounted to KRW 9.1 billion, up 3.0% from KRW8.8 billion in 2Q02.

REPAIRS AND MAINTENANCE EXPENSE was KRW 14.6 billion, up 4.0% from KRW 14.0 billion in 2Q02. Repairs and maintenance expense include telecommunications facilities maintenance costs and costs for system upgrading/revamping. In 3Q02, the telecommunications facilities maintenance cost increased to KRW 11.0 billion from KRW10.5 billion in 2Q02, and the costs for system upgrading/revamping was 3.6, up from KRW3.5 billion in 2Q02.


OPERATING PROFIT (LOSS)

Hanaro recorded its first operating profit in 3Q02 amounting to KRW 13.6 billion. EBITDA in the 3Q02 increased to KRW 111.1 billion, up 28.2%, from KRW
86.7 billion in 2Q02, with EBITDA margin 34.1%.


NON-OPERATING INCOME (EXPENSES)

In the non-operating sector, the Company recorded a net loss amounting to KRW
39.5 billion, up 58.4% from KRW 24.9 billion in 2Q02. Interest income amounted to KRW 6.8 billion and interest expense was KRW 41.3 billion.


NET LOSSES BEFORE INCOME TAXES

Net losses before income taxes were KRW 25.9 billion in 3Q02, compared to KRW
33.3 billion in 2Q02.


BASIC NET LOSS PER SHARE AND DILUTED NET LOSS PER SHARE

Basic net loss per share was KRW 93 in 3Q02, compared to KRW 119 for 2Q02. Diluted net loss per share was the same as the basic net loss per share since there was no share issuance during the third quarter.

THE STATEMENTS INCLUDED ABOVE AND ELSEWHERE IN THIS NEWS RELEASE THAT ARE NOT HISTORICAL IN NATURE ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. HANARO TELECOM CAUTIONS READERS THAT FORWARD-LOOKING STATEMENTS ARE BASED ON THE COMPANY'S CURRENT EXPECTATIONS AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS. INVESTORS ARE DIRECTED TO HANARO TELECOM'S REPORTS AND DOCUMENTS FILED FROM TIME TO TIME WITH THE US SECURITIES AND EXCHANGE COMMISSION, INCLUDING HANARO TELECOM'S

ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2000, FOR ADDITIONAL FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN HANARO TELECOM'S SECURITIES.


COMPANY INFORMATION

Founded September 23, 1997, Hanaro Telecom Inc., is one of Korea's largest high-speed Internet service and local telecommunications providers. The Company, which was established in 1997 and commenced commercial operations on April 1, 1999, is the only competitive local exchange carrier in Korea licensed to provide voice telephony services across its own last-mile access network. It also provides broadband Internet access, multimedia content and corporate data services bundled with voice telephone in an integrated package. Hanaro deploys multiple broadband last mile access technologies to ensure rapid rollout in high-density areas while preserving access speeds and minimizing coverage overlaps as well as capital expenditure. Hanaro listed on the NASDAQ through issuance of American Depository Receipts (ADRs) on March 29, 2000. Its common shares are listed on KOSDAQ.

For additional information, please visit Hanaro Telecom's Investor Relations website: http://ir.hanaro.com/eng


CORPORATE HEADQUARTERS
23rd Floor Kukje Electronics Center Building, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728.

                               (Tables to follow)

[HANARO TELECOM, INC. LOGO]


                              HANARO TELECOM, INC.
        NON-CONSOLIDATED INCOME STATEMENT UNDER KOREAN-GAAP (UNAUDITED)
 AS OF SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001 AND FOR THE THREE MONTHS ENDED
                        SEPTEMBER 30 2002, JUNE 29 2002
       (IN MILLIONS OF KRW AND THOUSANDS OF USD, EXCEPT PER SHARE AMOUNT)

                                                        3Q 2002            2Q 2002      1Q 2002      3Q 2001          Q ON Q
                                                 --------------------      -------      -------      -------      ---------------
                                                   USD          KRW          KRW          KRW          KRW               %
                                                 -------      -------      -------      -------      -------      ---------------
REVENUES:                                        267,680      325,981      307,974      271,096      213,708                  5.8%
                                                 -------      -------      -------      -------      -------      ---------------
  Broadband Access Services                      202,969      247,176      227,652      199,489      162,325                  8.6%
  Telephony Services (Note 2)                     40,053       48,776       49,151       45,433       28,680                 (0.8)%
  Leased Line Services                             9,608       11,701       13,511       13,093        8,476                (13.4)%
  Internet including IDC                          10,080       12,276       11,803        7,848        5,764                  4.0%
  Others                                           4,970        6,052        5,857        5,233        8,463                  3.3%

OPERATING COSTS:                                 256,484      312,346      316,357      290,422      252,938                 (1.3)%
                                                 -------      -------      -------      -------      -------      ---------------
  Depreciation & Amortization                     80,001       97,425       95,036       93,564       81,431                  2.5%
  Commissions (Note 3)                            65,393       79,636       90,462       76,590       58,708                (12.0)%
  Telecom equipment lease expenses                52,631       64,094       60,528       56,763       46,354                  5.9%
   and Interconnection fees
  Wages & Salaries (Note 4)                       12,830       15,624       16,798       18,805       14,369                 (7.0)%
  Inventory sales cost (Note 5)                    7,446        9,068        8,808        7,721        9,342                  3.0%
  Repairs and maintenance expense                 11,979       14,588       14,029       12,092       12,800                  4.0%
  Advertising                                      6,118        7,451       10,170        7,322       13,502                (26.7)%
  Other employee benefits                          2,863        3,487        4,932        3,515        3,191                (29.3)%
  R&D expenses                                       847        1,031          898          950        1,528                 14.8%
  Others                                          16,375       19,942       14,696       13,100       11,713                 35.7%
                                                 -------      -------      -------      -------      -------      ---------------
OPERATING PROFIT (LOSS)                           11,196       13,635       (8,383)     (19,326)     (39,230)     TURNED POSITIVE
                                                 -------      -------      -------      -------      -------      ---------------
OTHER INCOME (EXPENSES):
  Interest income                                  5,600        6,820        7,813        5,336        5,295                (12.7)%
  Interest expense                                33,893       41,275       43,215       34,944       26,685                 (4.5)%
  Others                                          (4,132)      (5,032)      10,479          220       (1,254)              (148.0)%
                                                 -------      -------      -------      -------      -------      ---------------
                                                 (32,425)     (39,487)     (24,923)     (29,388)     (22,644)                58.4%
                                                 -------      -------      -------      -------      -------      ---------------
INCOME/(LOSS) BEFORE INCOME TAX                  (21,228)     (25,852)     (33,306)     (48,714)     (61,874)               (22.4)%

INCOME TAX (EXPENSES)/BENEFIT                          -            -            -            -            -
                                                 -------      -------      -------      -------      -------      ---------------
                                                 -------      -------      -------      -------      -------      ---------------
NET INCOME/(LOSS)                                (21,228)     (25,852)     (33,306)     (48,714)     (61,874)               (22.4)%
                                                 =======      =======      =======      =======      =======      ===============
DILUTED EARNINGS/(LOSS) PER ORDINARY SHARE        (0.076)         (93)        (119)        (184)        (234)               (22.4)%
DILUTED EARNINGS/(LOSS) PER ADR (NOTE 6)          (0.076)         (93)        (119)        (184)        (234)               (21.8)%
SHARES OUTSTANDING (1,000 SHARES)                279,323      279,323      279,323      279,323      264,000

(Note 1): US Dollar translation rate: KRW 1,217.8 to 1 US Dollar which are
          "Korea Exchange Bank closing standard rate" on September 30, 2002.

(Note 2): Telephony revenues = Telephony + PABX + ISDN (including VoIP N/W service) + Interconnection and others (International Telephony Service(00766))

(Note 3): Commissions include sales commission, installation commissions, customer care commissions paid to subsidiaries such as call center (Hanaro Customer Service, Inc.).

(Note 4): Wages & salaries includes severance and retirement benefits.

(Note 5): Inventory sales cost includes sales cost for PC which has been sold as bundled products.

(Note 6): 1 ADR stands for 1 common share.

(Note 7): Loss on disposal of trade receivables related to Asset-Backed
          Securities ("ABS") is included in interest expense.

[HANARO TELECOM, INC. LOGO]


                              HANARO TELECOM, INC
          NON-CONSOLIDATED BALANCE SHEET UNDER KOREAN-GAAP (UNAUDITED)
 AS OF SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001 AND FOR THE THREE MONTHS ENDED
                      SEPTEMBER 30, 2002 AND JUNE 29, 2002
                  (IN MILLIONS OF KRW AND IN THOUSANDS OF USD)

                                                                        3Q 2002              2Q 2002         Q ON Q       3Q 2001
                                                                -----------------------     ---------        ------      ---------
                                                                   USD           KRW           KRW             %            KRW
                                                                ---------     ---------     ---------        -----       ---------
                                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                       178,193       217,004       345,750        (37.2)%       152,171
  Short-term financial instruments                                127,005       154,667       145,700          6.2%        390,200
  Other investments (Note 2)                                       39,588        48,210        61,331        (21.4)%        88,690
  Trade accounts receivable, net of allowance for
   doubtful accounts of KRW 3,358 Mil.                            161,467       196,634       176,813         11.2%         55,326
  Short-term loans, net                                             5,219         6,356         5,513         15.3%            516
  Other accounts receivables, net                                   2,306         2,808         2,278         23.3%            858
  Accrued interest                                                  5,177         6,305         5,023         25.5%          6,994
  Advance payment                                                     393           479           296         61.8%          5,169
  Prepaid expenses                                                 14,607        17,788        21,625        (17.7)%        28,811
  Prepaid tax                                                       2,078         2,530         1,661         52.3%         41,106
  Forward Exchange contracts                                          404           492            --
  Others                                                            8,750        10,656        14,265        (25.3)%        32,812
                                                                ---------     ---------     ---------        -----       ---------
     TOTAL CURRENT ASSETS                                         545,187       663,929       780,255        (14.9)%       802,653

Investment securities                                              75,639        92,113        96,176         (4.2)%        49,690
Restricted deposits                                                    71            87            87          0.0%          2,017
Long-term loans, net                                               19,813        24,128        24,967         (3.4)%        22,329
Refundable deposits                                                50,306        61,263        61,110          0.3%         60,349
Long-term prepaid expenses                                         11,713        14,264        15,203         (6.2)%        19,150
Property, plant & equipment, net                                2,226,723     2,711,703     2,703,220          0.3%      2,541,850
Intangible assets                                                  33,065        40,266        39,188          2.8%         18,089
Others                                                                 --            --            --                          863
                                                                ---------     ---------     ---------        -----       ---------
     TOTAL ASSETS                                               2,962,517     3,607,753     3,720,206         (3.0)%     3,516,990
                                                                =========     =========     =========        =====       =========

                         LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                216,307       263,419       293,639        (10.3)%       441,931
  Short-term loans                                                 20,529        25,000        25,000          0.0%         55,000
  Current portion of long-term debt                               636,818       775,517       643,000         20.6%        191,690
  Accrued expenses                                                 31,511        38,374        28,208         36.0%         21,334
  Others                                                          207,261       252,403       244,822          3.1%         10,969
                                                                ---------     ---------     ---------        -----       ---------
     TOTAL CURRENT LIABILITIES                                  1,112,427     1,354,713     1,234,669          9.7%        720,924
Debentures, net of discount of KRW 13,411 Mil.                    396,287       482,598       623,944        (22.7)%       851,793
Long-term borrowings                                              260,393       317,107       375,530        (15.6)%       103,328
Accrued severance benefits, net                                    16,930        20,617        19,057          8.2%         12,841
Long-term obligations under capital leases                         32,757        39,892        44,058         (9.5)%        28,426
Others                                                              3,097         3,771         4,309        (12.5)%        21,302
                                                                ---------     ---------     ---------        -----       ---------
     TOTAL LIABILITIES                                          1,821,890     2,218,698     2,301,567         (3.6)%     1,738,614
                                                                ---------     ---------     ---------        -----       ---------
SHAREHOLDERS' EQUITY
  Common Stock (Note 3)                                         1,146,833     1,396,613     1,396,613          0.0%      1,320,000
  Capital in excess of par value                                  568,907       692,815       692,815          0.0%        693,205
  Retained earnings-unappropriated                               (569,855)     (693,970)     (668,118)         3.9%       (467,512)
  Compensation expense incurred
   in connection with stock options                                (5,259)       (6,404)       (2,672)                         244
                                                                ---------     ---------     ---------        -----       ---------
     TOTAL SHAREHOLDERS' EQUITY                                 1,140,626     1,389,054     1,418,638         (2.1)%     1,545,937
                                                                ---------     ---------     ---------        -----       ---------
     TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                   2,962,516     3,607,752     3,720,205         (3.0)%     3,284,551
                                                                =========     =========     =========        =====       =========

(Note 1): US Dollar translation rate: KRW 1,217.8 to 1 US Dollar which are
          "Korea Exchange Bank closing standard rate" on September 30, 2002 (Note 2): It refers to beneficial certificates.
(Note 3): KRW 5,000 par value; authorized 480,328,800 shares; issued and outstanding 279,322,680 shares